SCHEDULE A

TO THE MANAGEMENT SERVICES AGREEMENT

BETWEEN DIREXION FUNDS

AND RAFFERTY ASSET MANAGEMENT, LLC

Effective November 1, 2024, Rafferty Asset Management, LLC shall be paid according to the annualized fee rate schedule listed in the table below for providing the services listed on Schedule B to the Direxion Funds (the “Trust”). The fee rate is applied to the aggregate average daily net assets of all series of the Trust and all series of the Direxion Shares ETF Trust collectively (“Complex Net Assets”).

Complex Net Assets	Annualized Fee Rate
First $25 billion	0.05%
Over $25 billion to $50 billion	0.0475%
Over $50 billion	0.045%

Effective November 1, 2024, RAM will pay on behalf of the Trust the fees that are due to U.S. Bancorp Fund Services, LLC (“USBFS”) pursuant to the Fund Administration Serving Agreement between the Trust and USBFS.

Direxion Funds

Direxion Monthly S&P 500® Bull 1.75X Fund
Direxion Monthly NASDAQ-100® Bull 1.75X Fund
Direxion Monthly Small Cap Bull 1.75X Fund
Direxion Monthly 7-10 Year Treasury Bull 1.75X Fund
Direxion Monthly 7-10 Year Treasury Bear 1.75X Fund

Direxion Monthly NASDAQ-100® Bull 1.25X Fund

Direxion Monthly High Yield Bull 1.2X Fund

Hilton Tactical Income Fund

Dated: October 25, 2024